Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, September 9, 2021

Mr.

Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.:	Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

As previously reported, the Company and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) are currently subject to a reorganization proceeding in the United States of America under Chapter 11 of Title 11 of the United States Code, before the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Proceeding”).

As part of the Chapter 11 Proceeding and potential restructuring transactions thereunder of the Debtors and/or certain of their indebtedness, the Company entered into confidentiality agreements (collectively, the “NDAs”) with certain counterparties, pursuant to which the Company agreed to publicly disclose certain information, including material non-public information (the “Cleansing Materials”), upon the occurrence of certain events set forth in the NDAs. In satisfaction of its obligations under such NDAs, the Company is furnishing the Cleansing Materials, as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto.

Finally, it is reported that while discussions are ongoing, as of September 9, 2021, the Company had not yet reached an agreement with respect to the material terms of a potential restructuring transaction.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.

Att:

Exhibit 99.1 – LATAM Exit Capital Raise Process Letter.

Exhibit 99.2 – LATAM Illustrative Plan Term Sheet.

Exhibit 99.3 – Blowout Business Plan Presentation.

Exhibit 99.4 – Updated Blowout Materials – Draft Claims Estimates.

EXHIBIT 99.1

LATAM Exit Capital Raise Process Letter.

PRIVATE AND CONFIDENTIAL

SUBJECT TO CONFIDENTIALITY AGREEMENTS

SUBJECT TO FRE RULE 408

July 21, 2021

To whom it may concern:

On behalf of LATAM Airlines Group S.A. (“LATAM Parent”) and each of the Company’s subsidiaries that are debtors and debtors in possession in cases jointly administered with the Company’s Chapter 11 case (the “Subsidiary Debtors”, and together with LATAM Parent, the “Debtors” or “LATAM”), we would like to thank you for expressing interest in providing exit capital to the Debtors in connection with the Debtors’ Chapter 11 cases (the “Transaction”). PJT Partners is assisting LATAM in evaluating potential exit capital alternatives. On behalf of the Debtors, we are writing to confirm certain details regarding the process, as outlined below.

The Debtors are seeking exit capital in the amount of $5.0 billion.

The proceeds of the exit capital raise will be utilized to repay the Debtors’ debtor-in-possession financing facility and to finance LATAM’s operations, including for general corporate purposes, capital expenditures, working capital, and payments related to the Debtors’ exit from Chapter 11.

Based on the information that will be provided to you, prospective exit capital raise participants are requested to submit a written, non-binding term sheet (“Term Sheet”) by 5:00 p.m. New

York City time on August 2, 2021.

Your Term Sheet should contain the following information for an assumed December 31, 2021 exit date:

1.	Proposed Exit Capital Raise: The terms of the exit capital raise including but not limited to:

a.	The total enterprise valuation and total equity valuation on which your investment is based (please clearly outline any assumptions you relied upon in your analysis)

b.	If different from LATAM Parent common equity, the proposed structure associated with your investment

c.	The implied pro forma shareholder ownership percentage associated with your investment

d.	Confirmation of your wherewithal to commit to the full amount of the proposed financing or requirement for co-investment

e.	Confirmation of all parties that will participate or have the right to participate directly or indirectly in your investment

1

PRIVATE AND CONFIDENTIAL

SUBJECT TO CONFIDENTIALITY AGREEMENTS

SUBJECT TO FRE RULE 408

f.	Description of any material differences from the structure proposed by the Company in its Draft Illustrative Plan of Reorganization Term Sheet dated June 20, 2021

g.	Details of any proposed financing via the existing debtor-in-possession credit agreement to provide interim funding to LATAM Parent, if necessary, during the remainder of the Debtors’ Chapter 11 cases

h.	Acknowledgement that any investment will be in accordance with all applicable laws, including but not limited to US bankruptcy law and Chilean corporate law

2.	Material Conditions: A list of any material conditions on which your exit capital raise is contingent, including any plan of reorganization terms and conditions.

3.	Diligence and Timing: Please provide a list of any due diligence you will require before the execution of a binding commitment letter. The Company wishes to receive binding commitment letters by August 16, 2021.

Based upon its review of the exit capital raise proposals and discussions with potential capital providers, LATAM will review the responses and engage with the potential capital providers, as appropriate.

Although the foregoing reflects the Group’s current intentions concerning the exit capital raise process, LATAM in its sole discretion, reserves the right to consider any and all factors in determining which potential financing parties are invited to participate in any stage of the process, to alter the process (including the timeline) at any time and in any manner, to terminate, modify or suspend discussions with any or all potential exit capital raise parties, to negotiate with any potential exit capital raise parties with respect to any potential Transaction involving the Group, and to consummate any such Transaction without prior notice to you or other potential parties to a Transaction.

PJT Partners is available throughout the process to assist you in your evaluation of a Transaction. We kindly request that any diligence requests be directed to Brent Herlihy (herlihy@pjtpartners.com), Daniel de Gosztonyi  (daniel.degosztonyi@pjtpartners.com), Michael McGilvery (michael.mcgilvery@pjtpartners.com), and Patrick Haubert (patrick.haubert@pjtpartners.com). If you have any questions regarding the Company, the Transaction, the process outlined in this letter, or information to be provided in your exit capital raise proposal, please contact the PJT/Cleary/Claro representatives listed in this letter.

On behalf of LATAM, we would like to thank you again for your interest and we look forward to discussing this opportunity further with you.

Very truly yours,

Brent Herlihy

2

PRIVATE AND CONFIDENTIAL

SUBJECT TO CONFIDENTIALITY AGREEMENTS

SUBJECT TO FRE RULE 408

Please e-mail your Term Sheet(s) to the following:

PJT Partners	Cleary Gottlieb	Claro & Cia
Tim Coleman	Rich Cooper	José María Eyzaguirre
coleman@pjtpartners.com	rcooper@cgsh.com	jmeyzaguirre@claro.cl

Brent Herlihy	Lisa Schweitzer	Felipe Larraín
herlihy@pjtpartners.com	lschweitzer@cgsh.com	flarrain@claro.cl

Daniel de Gosztonyi	Kara Hailey	Nicolás Luco
daniel.degosztonyi@pjtpartners.com	KHailey@cgsh.com	nluco@claro.cl

Michael McGilvery	Thomas Kessler	José María Eyzaguirre F.
michael.mcgilvery@pjtpartners.com	tkessler@cgsh.com	jmeyzaguirref@claro.cl

3

EXHIBIT 99.2

LATAM Illustrative Plan Term Sheet.

EXHIBIT 99.3

Blowout Business Plan Presentation.

LATAM AIRLINES GROUP Five - Year Business Plan Presentation Subject to Applicable Confidentiality Agreements and Requirements Ramiro Alfonsín CFO July 2021 HIGHLY CONFIDENTIAL

HIGHLY CONFIDENTIAL 2 D i sc l a i m e r s Purpose of Business Plan Presentation and Limitations Purpose of Business Plan Presentation ▪ The purpose of this business plan presentation (the “ Business Plan Presentation ”) is to disclose the consolidated business plan projections (the “ Business Plan Projections ”) of LATAM Airlines Group S . A . and its affiliated entities (“ LATAM ”, the “ Company ” or the “ Debtors ”) for the period 2021 to 2026 , including high - level explanations of underlying assumptions . Limitations ▪ This Business Plan Presentation is subject to the following general assumptions and limiting conditions: 1. The information contained in this Business Plan Presentation is believed to be reliable, however it has not been verified except as set forth in this Business Plan Presentation. No warranty is given to the accuracy of such information. 2. This Business Plan Presentation has been prepared only for the purpose stated and shall not be used for any other purpose. Neither this Business Plan Presentation, nor any portions thereof shall be disseminated to third parties without the prior written consent of LATAM. 3. This Business Plan Presentation does not discuss, nor disclose, all underlying assumptions and related details used to prepare the Business Plan Projections. 4. No responsibility is taken for changes in market conditions and no obligation is assumed by LATAM to revise this Business Plan Presentation to reflect events or conditions that occur subsequent to the date hereof. 5. The recipient acknowledges that much of the information contained within this Business Plan Presentation is non - public until LATAM discloses it publicly and is considered confidential by LATAM. Dissemination of this Business Plan Presentation, in whole or in part, is restricted as outlined above. 6. The recipient agrees that he/she does not acquire any rights as a result of such access that it would not otherwise have had and acknowledges that neither LATAM nor its advisors assume any duties or obligations to the reader in connection with such access.

HIGHLY CONFIDENTIAL 3 D i sc l a i m e r s D i sc l a i m e r The information contained in, and accompanying, this Business Plan Presentation (the “ Information ”) has been provided and prepared by LATAM and is subject to ongoing discussions and revisions. No representation or warranty, express or implied, is made by the Company or its advisors as to the accuracy or completeness of the Information. The Company and its advisors shall have no responsibility or liability for the accuracy or completeness of the Information or the consequences of any party’s reliance upon the Information. The Information does not constitute a proposal by the Company or its advisors, an offer capable of acceptance or a solicitation to sell or purchase securities. Neither the Company nor its advisors shall have any liability, whether direct or indirect, in contract, tort or otherwise, to any person in connection with the Information. This Information is being provided to you in the context of settlement discussions and is subject in all respects to Federal Rule of Evidence 408 and similar rules. You agree to keep the Information strictly confidential and to use it only in connection with settlement discussions and the evaluation of the Company. The Information is highly confidential and contains proprietary and confidential information about the Company and its operations. This Business Plan Presentation is being presented solely for your information and may not be copied, reproduced or redistributed to any other person in any manner.

HIGHLY CONFIDENTIAL 4 Executive Summary LATAM will exceed 2019 profitability and cash generation levels by 2024, and increase EBIT 78% by 2026 when compared to pre - crisis ▪ Business Plan Projections (2022 - 2026) exceed pre - COVID operation, profitability and cash generation in the outer years − 2024 ASKs in line with 2019 − 2026 Revenues 13% higher than 2019 − 2026 EBIT is 78% higher than in 2019, reaching an EBIT Margin of 11.2% ▪ Thorough demand recovery analysis with a global strategic consulting firm to assess the demand scenario amidst the uncertain outlook − Excess capacity in 2022 - 2023 while demand recovers − Convergence to new normal by 2024 - 2025 ▪ Cost competitiveness has been, and continues to be, a key focus for LATAM − Cost saving initiatives to be implemented by 2021 to contain cost escalation − Cost variabilization (~80% of costs are now variable through 2022) ▪ Successful rightsizing, cost savings & liquidity containment during the pandemic − Rightsized and renegotiated fleet, labor and vendor agreements − Deferred non - critical investments, yet kept critical projects on - going (Digital Transformation, NB LOPA, Freighter conversions) ▪ Cash - intensive initial year as demand recovers, while LATAM further strengthens its market position by leveraging its cost competitiveness − Cost competitiveness results in the ability to maximize the value from the network − Investment in fleet will be necessary to grow after rightsizing and for the cargo business − Cash demand in 2022 to catch - up with deferred maintenance and further strengthen market position

HIGHLY CONFIDENTIAL Executive Summary LATAM’s differential value ▪ Negotiated over 600 key contracts ▪ Cost transformation track record even before COVID outbreak ▪ Optimized and simplified fleet ▪ Airline Operating Certificates held by LATAM affiliates in Chile, Brazil, Peru, Colombia, Ecuador & Paraguay ▪ Only South American air carrier group with a truly international operation – connecting the subcontinent with North America, Europe and Oceania ▪ Unparalleled cargo freighter operations ▪ Delta’s and Qatar’s selected commercial partner in the region + other bilateral agreements with other leading airlines 1 Cirium, OAG 2 Until 2020 ▪ World’s most punctual group of airlines in 2018 & 2019 1 ▪ Only airline from the region part of the Dow Jones Sustainability Index 2 + leading sustainability pledge ▪ First Latin American carrier to get 4 Stars in Skytrax’s COVID - 19 Airline Safety Rating and Apex’s Diamond Health Safety certification ▪ Award winning product and net promoter score (NPS) up by 60% since 2019 ▪ LATAM Pass, with 38 million members is the largest airline loyalty program in the region, world’s 4 th largest ▪ #3 largest Instagram community for an airline worldwide and over 33 million interactions across all social media 5

Executive Summary

HIGHLY CONFIDENTIAL

LATAM

LATAM will emerge strengthened and will hold a unique position in the continent with improved profitability

Where we were	Where we are	Where we are going
150bn ASKs (2019)	**<75bn** projected ASKs (2021)	**160bn+** annual ASKs (2026)
US$ 10.4bn revenue (2019)	**US$ 4.5bn** projected revenue (2021)	**US$ 11.8bn** revenue (2026)
US$ 2.2bn EBITDA (2019)	**US$ -312mm** EBITDA (2021)	**US$ 3.0bn** EBITDA (2026)

Where we were

- Relevant market share in key South American and international routes
- Strong emphasis placed on debt reduction following the LAN-TAM association
- TAM and LAN association complete, but wide-body fleet was oversized and expensive compared to operating needs
- Exited OneWorld in early 2020 and formed key strategic partnership with Delta
- Enterprise Value of US$ 15 billion (2019)

Where we are

- COVID-19 pandemic and associated travel restrictions decimated demand, forcing LATAM to immediately focus on cash preservation
- Operation down to 5% in April 2020 and 31% in May 2021 (vs. 2019)
- Cargo business saw increased demand as global belly capacity decreased dramatically
- The LATAM companies filed for Chapter 11 in May and July 2020, acquired DIP financing, reduced costs, and developed a clear and structured vision of their go-forward business plan

Where we are going

- LATAM is poised to exit Chapter 11 with an optimized fleet and an even more competitive cost structure
- Right-sized capital structure allows for mid-term value creation for all stakeholders
- Variabilization of fleet and operating costs positions LATAM well to face uncertain recovery curve
- Improved competitiveness allows LATAM to leverage value from unique network

6

HIGHLY CONFIDENTIAL 7 Executive Summary Table of Contents ▪ Overview of LATAM ▪ Reorganization Process ▪ Business Plan ▪ Business Plan Output ▪ Key Takeaways

HIGHLY C O NF I D E NTI A L Overview of LATAM

Overview

HIGHLY CONFIDENTIAL

LATAM

LATAM: Latin America's leading airline group and global player

Key Success Factors

- Unique network of geographies and hubs to deliver unmatched passenger and cargo platforms
- Group of 7+ airlines operating under a single, recognizable brand and seamless passenger experience
- Unparalleled combined passenger-cargo operation
- Recognized as the most punctual group of airlines in the world
- Ability to deliver consistent financial results despite economic volatility across many South American markets
- Disciplined use of leverage to maximize operating flexibility
- Proven track record in successfully implementing transformational initiatives

Leading airline group in Latin America and the world

74 million passengers carried in 2019

Regional leader in number of passengers carried

Only Long-Haul & Regional carrier based out of Latin America


74
36
31
27
22
21
10
LATAM
GOL
Avianca
Azul
volaris

Passengers carried during 2019[1] (millions)

Leading cargo network in Latin America

Key Business Unit Highlights[2]:

29 Countries & **151** Destinations

+900k Tonnes Transported

~56% Load Factor

~$1bn Revenues in 2019

Cargo business fits seamlessly within LATAM's overall network

Source: Integrated Report 2018 and Bloomberg
[1]Data for FY2019
[2]Metrics as of 2019

9

HIGHLY CONFIDENTIAL 215 162 162 152 152 152 145 134 118 115 104 97 7 4 74 61 59 56 55 52 48 45 43 38 36 35 32 31 28 2 7 27 26 22 21 19 17 10 Other Latin American Airlines Source: Company FY2019 financial filings, Bloomberg O v e r v i e w LATAM is amongst the largest airline groups in the world #1 Latin American airline group and #14 in the world in passengers carried #1 Latin American airline group and #4 in the world in FFP members (Over 38 million members) Airline Ranking by Passengers Carried (2019) 10

HIGHLY CONFIDENTIAL O v e r v i e w LATAM’s Management Team has extensive airline industry experience > Joined LATAM in 2001 > CEO since March 2020 > Previous roles include Commercial Vice - President of LATAM, Vice - President for Strategic Planning and Development at LATAM Airlines, Chief Financial Officer of LAN Argentina, Manager of Development and Financial Planning at LAN Airlines, and Deputy Chief Financial Officer of LAN Airlines > Civil engineering degree, MBA from the IMD in Lausanne, Switzerland Roberto Alvo Chief Executive Officer > Joined LATAM in 2005 > COO since October 2015 > Previous roles include Chief Executive Officer for LAN Colombia, Chief Operating Officer of LAN Argentina, and head of strategic planning and financial analysis for the technical areas of LAN’s business. > Worked at McKinsey, Citicorp Equity Investments, Telefónica de Argentina and Motorola prior to joining LAN > Civil engineering degree from ITBA and earned MBA from the Kellogg School of Management Hernán Pasman Chief Operating Officer > Joined LATAM in July 2016 as CFO > Over 20 years experience in investment banking and in senior positions in the power utility sector. > Previous roles include Deputy CEO and CFO of Endesa Chile (energy conglomerate in South America), Director of Planning and Investment in Europe and Regional Director of Planning and Control at Enersis, and various roles at Endesa in Europe > Studied at Universidad Católica de Argentina, where he earned a degree in business administration Ramiro Alfonsín Chief Financial Officer > Chief Customer Officer of LATAM Airlines Group since May 2019 > Mr. Miranda has over 20 years of experience in the aviation industry with different airlines both in the United States and Brazil. In his last role he was responsible for customer experience, having previously worked in finance, alliances as well as in the negotiation and implementation of joint ventures > Earned a Business Administration degree from the Carlson School of Management at the University of Minnesota, USA Paulo Miranda Chief Customer Officer > Chief Commercial Officer since October 2020 > 30+ years in the airline industry in North America and Europe > Prior to joining LATAM, Mr. St. George operated an airline strategy consulting practice serving various clients and held a role as interim Chief Commercial Officer at Norwegian Air Shuttle ASA. From 2006 to 2019, Mr. St. George worked for JetBlue Airways, filling roles in marketing, network and ultimately serving as Chief Commercial Officer at JetBlue. > Civil engineering degree from the Massachusetts Institute of Technology Martin St. George Chief Commercial Officer > Senior Vice President Legal Affairs and Compliance since September 2014 > 20+ years of General Counsel experience (previously General Counsel for North America for LATAM and global General Counsel for Cargo Operations) > Worked in private practice before joining LAN, representing primarily international airlines > Obtained a Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and a Juris Doctor Degree from Loyola University Juan Carlos Menció Legal Vice President > Joined LATAM in 2015 > Chief Digital and IT Officer since January 2021 > 20+ years of experience in services and technology in the finance and airline industries with experience in business transformation, M&A, digitization, IT, and management of large - scale projects such as PSS migration. > Before joining LATAM Airlines,acted as senior executive at Banco Santander in Brazil heading the retail business strategy and customer experience. > Business administration degree and an MBA from IBMEC, Brazil. Juliana Rios Chief Information and Digital Officer 11

Overview

HIGHLY CONFIDENTIAL

LATAM

Exceptional Value Proposition

Product & Service Recognitions

CIRIUM 2019 WINNER

#1
On Time Performance in 2018 and 2019

SKYTRAX WORLD AIRLINE AWARDS 2019

#1
2019 Best Global Airline (5-Star Category)

+22 points in NPS
Net Promoter Score between Q4'19 & Q2'21

Sustainability

Dow Jones Sustainability Indices

6
Years on the Dow Jones Sustainability Index (World Category)

Leading frequent flyer and loyalty program

LATAM PASS

38+ million members

4th Largest FFP in the world[1]

2x the size of next regional FFP[1]

LATAM PASS | LATAM FIDELIDADE | multiplus

Multiple Alliances & Bilateral Agreements

DELTA, QATAR AIRWAYS, BRITISH AIRWAYS, IBERIA, Lufthansa, QANTAS, JAPAN AIRLINES, SWISS, CATHAY PACIFIC, CHINA EASTERN

[1] Based on Companies' filings.

12

Overview

HIGHLY CONFIDENTIAL

LATAM

LATAM's market-leading global network

2019


LOS ANGELES
NEW YORK
LONDON
FRANKFURT
PARIS
MADRID
BARCELONA
MILAN
ORLANDO
MIAMI
MEXICO CITY
BOGOTÁ
GUAYAQUIL
LIMA
BRASILIA
RIO DE JANEIRO
SÃO PAULO
SANTIAGO
BUENOS AIRES
MONTEVIDEO
3
2
1

- LATAM's vast global network creates a competitive advantage over other South American carriers
  - Customers are offered a superior value proposition, while LATAM can utilize the network to optimize utilization, minimize costs and increase profitability
  - Unparalleled network for cargo, combining freighter with passenger operations under a belly-supporting freighter strategy
- Operating units serve both domestic and regional travel (excluding Paraguay)
- LATAM's international operations are based out of 3 select hubs
- LATAM holds significant premium slots share in key airports

1. **SCL** (Chile): connectivity to North America and Oceania
2. **GRU** (Brazil): connectivity to Europe, Africa, Asia (Tel Aviv), and select service in North America
3. **LIM** (Peru): connectivity to North America, the Caribbean, and Europe

Notes:
Data as of 2019
The Company has exited Argentina in 2020 as part of its go-forward business plan

13

14 HIGHLY CONFIDENTIAL O v e r v i e w Geographically diverse points of sale add to a resilient revenue base ▪ LATAM’s revenue has historically been derived from a variety of business units (domestic - international, passenger - cargo) and points of sale, thereby protecting against demand shocks in any one particular country ▪ Large proportion of revenues and ASKs are attributable to Brazil, reflective of Brazil’s importance in LATAM’s global network as both a regional and international hub ▪ With the signing of the Delta Framework Agreement in 2019, the group expects connectivity to/from the United States to increase in the coming years ▪ The JV has already received approval in several key markets, including Brazil, Colombia and Uruguay Total Revenues: US$10.4 billion Total ASKs: 150 billion Note: Results as of FY2019 Revenues (2019) Domestic and International ASKs (2019) By Point of Sale By Business Unit

15 HIGHLY CONFIDENTIAL Within South America AIRLINES ECUADOR 32% 2 O v e r v i e w LATAM affiliates with relevant market share in their domestic markets and an unparalleled network connecting Latin America to the rest of the world G R U SCL L I M AIRLINES CHILE 54% 3 AIRLINES BRAZIL 38% 3 AIRLINES COLOMBIA 25% 2 AIRLINES PERU 63% 1 2019 Domestic Market Share (%) Market size: 14 MM Market size: 16 MM Market size: 24 MM Market size: 83 MM Market size: 4 MM Note: LATAM exited the Argentina market in 2020 as part of its go - forward business plan Source: Ministerio de Transporte de Perú, EANA Argentina, JAC Chile, ANAC Brasil, Aeronáutica Civil Colombia and Diio Mi 1 Market share (PAX): 2019 for Peru 2 Market share (ASK): 2019 for Colombia and Ecuador 3 Market share (RPK): 2019 for Chile and Brazil 4 Market share (ASK): 2019 South America – North America South America – Asia Pacific South America – Europe 45% 44% 11% 20% 2019 International Market Share (%) 4

16 HIGHLY CONFIDENTIAL O v e r v i e w LATAM Pass: leading frequent flyer & loyalty program Commercial alliances with leading banks in each market (1) 108 604 828 534 505 518 420 205 67 6 Actua l s Projection 321 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 2 0 22 2 0 23 2 0 24 2 0 25 2 0 26 Forward sales outstanding USD Mn, as of December of each year LATAM Pass Structure & Benefits ▪ Following the merger of Multiplus into LATAM Airlines Brazil in 2019 , LATAM’s frequent flyer program (FFP) has operated as a single program under a unique brand, LATAM Pass ▪ LATAM Pass is not a separate legal entity: it is embedded within LATAM Airlines Group S.A. & LATAM Airlines Brazil − Those two entities are where the FFP liability sits, which increases when a mile is pre - sold or sold and reduced when miles are redeemed or expired − Neither the accrual of miles when passenger fly nor the redemption of those miles for tickets within these entities represent a cash transaction − Cash transactions occur only when miles are sold to third parties (banks, other commercial partners, direct sales to members) and when non - air rewards are purchased ▪ Having the program embedded within the airline has several operational and financial advantages − Enhanced revenue management, optimizing revenue by balancing revenue and reward tickets − Prevents the accumulation of cash in the frequent flyer program − Avoids additional intercompany transactions, with potential tax implications ▪ LATAM Pass is the 4th largest Frequent Flyer Program in the world in terms of members ▪ It has financial alliances with the leading banks in the countries where it operates 1 List of commercial alliances is non - exhaustive.

Overview

HIGHLY CONFIDENTIAL

Between 2015 and 2019, LATAM underwent a comprehensive transformation which resulted in improved cost competitiveness and strong financials

Change to One Transformation Project
Examples of Initiatives

Reviewed customer value proposition

- Branded Fares
- Ancillary revenue strategy
- Consolidated FFP program under LATAM Pass

Improved operational efficiency

- Renegotiated over 80% of contracts (e.g. IFE content, GH, hotels, uniforms)
- Internalized component maintenance in São Carlos MRO
- Host migration

Simplified organizational setup

- Simplified organizational setup to a functional model
- Reduced 13 thousand FTEs, including a reduction of 37% of the executives, between 2015 and 2017
- Outsourced multiple non-core functions


5.2
-13%
4.5
2015
2019
CASK ex Fuel US$ cents
2,212
1,448
2015
2019
EBITDA (millions)
7.1%
5.0%
2015
2019
EBIT Margin (%)¹
1.4
-
2015
2019
Operating CF after Inv. (billions)²
19.7%
17.4%
2015
2019
Liquidity³
9.1
7.2
2015
2019
Financial Debt (US$ billion)

[1] EBIT margin defined as EBIT divided by Revenue + Other Income. EBIT defined as Revenue + Other Income – Operating Expenses.
[2] As reported in the Financial Statements
[3] As a percentage of LTM Revenues.

17

Overview

HIGHLY CONFIDENTIAL

LATAM

LATAM's cost structure was already highly competitive even before the deep transformation that is currently underway

- Competitive CASK in 2019
- Further cost cutting initiatives being implemented in 2021 will result in further solidifying LATAM's competitive advantage in the region and providing flexibility to target markets for additional growth
- Benchmark CASK ex Fuel based on publicly available information


2019 CASK ex Fuel[1]
LATAM
Regional
International
US$ cents
3.7
4.1
4.2
4.5
4.6
5.8
6.2
6.6
7.1
7.4
8.9
Gol
Copa
LATAM ex Cargo
LATAM
Azul
British Air
Avianca
United
American
Delta
Lufthansa

[1] US$ cents per ASK..
Avianca CASK based on publicly-available information in presentation to prospective DIP lenders. Avianca 2019 excludes one-time events expenses of US$ 605.6 MM.
Public source for all other carriers: Capital IQ

18

Overview

HIGHLY CONFIDENTIAL

LATAM

LATAM has unique, integrated maintenance capabilities, with unparalleled Maintenance & Repair Operations (MRO) facilities in South America

Unique Strategic Assets

- Largest MRO in South America with 93,000m² in São Carlos, Brazil, International airport (WB)
- State-of-the-Art facilities in Guarulhos
- Heavy & Light maintenance center at Santiago Airport

Capabilities (São Carlos)

- FAA & EASA certified
  - 9 Heavy Maintenance production lines: B767 & A320, including major structural repairs for 8 NB + 1 WB accounting for 66% of LATAM Services
  - 6 Fleet retrofit production lines (LOPA, Wifi, Aircraft Livery Paint)
  - Components overhaul: B777, B787, B767, A350 & A320
  - 22 shops for interior aircraft parts

Key Competitive Advantages

- Important savings related to labor, transport and tax cost efficiencies when insourcing activities
- Operational flexibility, sustaining above 90% OTP last years







19

HIGHLY C O NF I D E NTI A L Reorganization Process

Reorganization Process

HIGHLY CONFIDENTIAL

LATAM

The COVID-19 pandemic has had an unprecedented impact on the airline industry, including LATAM

- Due to the extreme impact of COVID-19 on the travel industry, LATAM was forced to file for bankruptcy in May 2020
- In April 2020, LATAM's expectation was a recovery of 50%-70% of pre-COVID capacity (measured in ASKs) by the end of 2020
  - Domestic Brazil recovered to ~59% of 2019 ASKs and Domestic SSC recovered ~46% by December 2020, however international travel remained depressed (~23% of 2019 ASKs), leaving the overall group operating at ~38% of 2019 ASKs
- The latest waves of COVID in South America have led to a renewed closing of borders, increased travel restrictions and continuing challenges for LATAM
  - Chile announced the closing of its borders from April 1st through July 25th, Brazil announced travel restrictions and a curfew, and Colombia, Peru, and other Latin American countries remain in various stages of lockdown
  - May 2021 ASKs are projected to be 31% of 2019 levels
- One bright spot following the commencement of the pandemic has been the resiliency and results of the cargo business
  - In 2020, LATAM saw a 14% increase in cargo revenues, partially resulting from a 20% increase in the Company's freighter capacity and +100% increase in yields, despite an almost 26% decrease in overall capacity (measured in ATKs)
  - In response to this new reality, LATAM announced the conversion of up to ten (10) B767s to freighters between 2021 and 2023, which will nearly double cargo capacity in the next three years

Monthly Operating Capacity (Compared to 2019)


140%
120%
100%
80%
60%
40%
20%
0%
Capacity - % of 2019 ASKs
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
Domestic SSC
Domestic Brazil
International
Total

Demand Shocks do not have Long-Lasting Impacts

Previous Shocks Cut 5-20% from RPKs but Recovered after 6-18 Months


Global passenger kilometers flown (RPKs), indexed
2003 SARS pandemic
1991 global recession
Sep 11 2001 terrorist attacks
2009 Great Recession
COVID-19 pandemic
Indexed, 100 = RPKs at start of shock
120
100
80
60
40
20
0
-1
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Months after start of shock
IATA

Source: IATA Economics using data from IATA Monthly Statistics. Data is adjusted for seasonality.

21

Reorganization Process

HIGHLY CONFIDENTIAL

LATAM

Examples of travel restrictions in South America and other relevant countries

Country	Domestic	International
Brazil	**Sao Paulo "*fase emergencial*" or, "*emergency phase*" extended until Jun 14th** while easing some restrictions. Curfew from 9PM to 5AM - other states also have restrictions	Negative PCR test requirement on entry. Flights from India, UK and South Africa suspended
Chile	**Non-essential travel permitted with health pass (vaccination certificate)**	**Closed borders extended until July 25th for nationals and residents -** Entry ban for foreigners - Upon arrival everyone subject to quarantine 5 days in sanitary residency and 5 additional days of self quarantine
Peru	Curfew in most part of the country from 9PM to 4AM - lockdown on sundays in Cusco, Arequipa and other cities	Negative PCR test requirement + 14-day quarantine for all incoming travelers - **Brazil, India and South Africa flight ban until May 31st**
Colombia	Resumed September 1, 2020 - Extended night-time curfews and mobility restrictions for major cities	Negative PCR test requirement on entry or 14-day quarantine. **Brazil travel restriction lifted from June**
Argentina	Resumed September 1, 2020	Entry ban for non-residents **until Jun 11th**. Negative PCR test requirement - Only special flights to Chile, Brazil, Mexico - No operation to UK or India allowed 2000 daily PAX limit
Ecuador	Started June 15, 2020	Negative PCR test or **COVID vaccination certificate** on entry
United States	N/A	Entry ban to non-US citizens/residents that have traveled through Brazil in the last 14 days Negative PCR test on entry
EU	N/A	Allows entry to EU citizens/residents and exceptions - **France announced allowance of visitors with Health Pass starting June 9th**
United Kingdom	N/A	**Lift of lockdown restrictions -** Passengers subject to 10-day self-isolation if not from Travel Corridor
Australia	N/A	Entry ban to non-citizens/residents - Passengers are subject to 14-day quarantine

Note: Travel restriction data updated as of May 6, 2021. Chile updated as of July 19, 2021.

22

Reorganization Process

HIGHLY CONFIDENTIAL

LATAM

After the onset of COVID, LATAM took necessary, drastic and immediate cost-cutting measures to maximize liquidity and ensure survival

- LATAM utilized the Chapter 11 process to rationalize and variabilize LATAM's cost structure through the COVID-19 pandemic and has prioritized operating positive cash flow routes in order to generate positive free cash flow from operations

Category	Initiative	Timing	Detail
1 Wages and Benefits	Headcount reduction	May'20 - Sep'20	Headcount reduction plan including voluntary retirement plan, layoffs and leaves of absence
	Salary reduction	Mar'20 - Dec'20	Voluntary salary reduction (>95% of adherence)
	Labor negotiation and outsourcing	Jun'20 - ongoing	Primary goal to switch to variable cost structure and improve productivity
2 Fleet Cost	Deferred lease payments	Mar'20 - May'20	Deferred lease payments with operating lessors starting in March and with financial lessors starting in May
	PBH and right sizing	May'20 - 2022/2023	Working with operating and financial lessors to rightsize and variabilize fleet costs
	Long term agreement renegotiations	Upon emergence	LATAM is in the process of negotiating long-term agreements which better reflect current asset values
3 Control Tower	Finance Control Towers	May'20 - ongoing	Implementing payment and procurement Control Tower for new purchases/existing Pos
	CAPEX Containment	Mar'20 - ongoing	CAPEX and Inventory: significant reductions to number and scale of projects and expenses
	Maintenance Cash Control	Mar'20 - Q1'21	C-Check stop-clock initiative, aircraft preservation and inventory base rebalance
4 Working Capital	Working Capital	Mar'20 - emergence	Post-petition vendor payments made on time, while LATAM continues to negotiate pre-petition claims of foreign vendors Containing demands for hold-backs / collateral posting, and collateralizing LCs
5 Contract Negotiation	Other contract negotiation	Jun'20 - ongoing	Renegotiation of more than 600 contracts to reduce costs through price and volume reduction
6 Redefinition of Geographic Coverage	Exit Domestic Argentina	2020	Winding down domestic Argentina operations but keeping international operations

23

Reorganization Process

HIGHLY CONFIDENTIAL

As a result of successful cost-cutting efforts, capex deferral and tactical revenue generation, LATAM successfully sustained operations through COVID

- Since the outbreak of COVID-19, LATAM has been focused on containing expenses to protect liquidity
- LATAM secured US$ 2.45 billion in DIP financing in October 2020
- Thanks to strict cash management practices, LATAM has been able to sustain a higher than forecasted total liquidity
- Liquidity improvements have resulted from the negotiation of payment schedules, deferral of investments, the use of travel vouchers to settle refunds with customers, and the establishment of "Control Towers" for both procurement and payments
- To minimize cash burn during the pandemic, LATAM has focused on first bringing back routes that are cash flow positive (inclusive of Cargo contribution)
- Going forward, LATAM is seeking to maintain a minimum liquidity of US$ 1.5 billion, consistent in the medium term with a 20% of revenue liquidity target set by credit rating agencies and determined by LATAM to be a prudent level of liquidity in light of the type of pressures the industry has experienced and could continue to face

Total Liquidity


US$ MM
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
Total Liquidity (Inclusive of DIP)
US$ 1.5 billion go-forward minimum liquidity target
USD 2.5Bn
as of April

24

Reorganization Process

HIGHLY CONFIDENTIAL

LATAM

The group has successfully and comprehensively restructured its fleet, reducing it in size and complexity while adding flexibility and cost efficiencies

Fleet Restructuring

Fleet Reduction and Simplification

- Total fleet reduced from 340 to 286[1] aircraft
- Withdrawal of 1 aircraft type (A350)
- Consolidation of WB Brazil operation around B777 (recently retrofitted) and B787 (Boeing pilot commonality)

Flexibility

- PBH/interest only agreements provide liquidity and flexibility during demand recovery:
  - ~60% of NB fleet until 2022
  - ~50% of WB fleet until 2023
- Further cash flow flexibility can be derived from:
  - Balancing engine maintenance optimization and grounding of A319
  - Accelerating retirement of fleet types if required
  - Limit further WB commitments

Going forward, **annual cash flow savings of over 40%** vs. 2019

[1]Excluding 6 aircraft already sold and 10 to be converted to freighters

25

26 HIGHLY CONFIDENTIAL Reorganization Process Acting as a hedge, the Cargo Business 1 has flourished during the pandemic Revenue ▪ US$ 481 MM Cargo revenue in January – April 2021 ▪ RATK growth of 60% in part due to supply constraints Asset Utilization ▪ Freighter utilization up to 16 hours per day ▪ Flew passenger aircraft as freighter, generating US$ 249 MM in 2020, with 9,000+ frequencies since April 2020 ▪ Expecting to replace missing Belly capacity whenever Passenger operations get restricted Future Conversions ▪ Slots for converting 10 B767s to Freighters ▪ “Light” conversions to take advantage of short - term opportunities in the region Key Competitive Advantages ▪ Unparalleled cargo network for combining freighter and passenger aircraft ▪ Unique capabilities (e.g. pharma, with over 40 million of COVID - 19 vaccine doses carried) Cargo Business Highlights 1) There are three cargo airline operations that are part of the LATAM group: LATAM Cargo Brazil, LATAM Cargo Colombia and LATAM Cargo Chile

HIGHLY C O NF I D E NTI A L Business Plan

Business Plan

HIGHLY CONFIDENTIAL

LATAM

LATAM's capacity plan was determined upon two main inputs: the expectation of market demand recovery and the anticipated competitive landscape

- A global strategic consulting firm and LATAM completed a thorough analysis to develop market demand and capacity plan assumptions

1 Market Demand Recovery

- Estimated recovery and growth of market demand; forecast at segment level (country, length of haul and type of travel)
- Market demand one of the inputs informing LATAM capacity deployment in each market

\+

2 Competitive Landscape

- Capacity recovery for existing competitors in existing markets and potential new market entries
- Competitor capacity is one of the key inputs informing LATAM capacity deployment in each market (based on network strategy)

=

Capacity Plan

- Capacity Plan by market is based on the Demand-Supply equilibrium which results from the Market Demand Recovery and the Competitive Landscape

Source: Global Strategic Consulting Firm Report (April 2021)

28

HIGHLY CONFIDENTIAL Business Plan A “bottom’s - up” approach was followed to assess the Market Demand Recovery Length of haul Travel type ▪ Domestic – at country Level ▪ Regional – from given country to/within South America and Caribbean ▪ Long haul – from given country to Europe, North America and Asia Pacific ▪ Business ▪ Leisure ▪ Visiting Friends and Relatives (“VFR”) … demand (RPK) recovery and growth forecasted by length of haul and customer type of travel For each of the key markets and segments that LATAM group serves … ▪ Brazil ▪ Chile ▪ Colombia ▪ Ecuador ▪ Peru 29

Business Plan

HIGHLY CONFIDENTIAL

LATAM

A market demand recovery framework was developed which identifies 3 phases: Decline, Rebound, and New Normal

Phases

Illustrative

Segment "A" RPKs



Historic data observed
Assumptions
Decline
Rebound
New normal
1
2
3
4
5
6
7
8
Total forecast RPKs
Total baseline RPKs
Total baseline RPKs + CAGR

Source: Global Strategic Consulting Firm Report (April 2021)

Logic & Variables

1. Trough (% of 2019): Lowest point of demand during crisis
2. Start of recovery (months): Time at which rebound starts
3. Double dip: Deceleration/Decline in demand due to second waves
4. Initial monthly recovery rate (pp): Slope of the rebound phase
5. Inflection point (month): Point at which recovery slope changes after border reopening/vaccination milestone reached
6. Accelerated monthly recovery rate (pp) = Observed initial rate X multiplier: Slope of the rebound phase after "inflection point"
7. New normal gap (pts): % of 2019 demand that doesn't come back
8. Post-crisis CAGR (%): Growth rate once new normal demand reached

30

HIGHLY CONFIDENTIAL Business Plan Country - specific analyses drive estimates of inflection points in demand recovery curve by country Base Scenario Q4 2021 Q2 2022 Q3 2022 Q1 2023 Source: Expert interviews; The Economist Intelligence Unit; Press research; Global Strategic Consulting Firm Report April 2021; Considers information as of February 10, 2021 Government restrictions (closing borders, discouraging travel, domestic restrictions, etc.) Treatment/ rapid testing Distribution and efficacy of vaccine Estimated timing for inflection point in demand recovery curve Considers 3 - month lag for demand to show up 31

HIGHLY CONFIDENTIAL Business Plan Domestic market demand expected to recover earlier, with selected markets forecasted to potentially reach 2019 levels in mid - late 2022 ▪ The recovery in domestic markets (measured in RPKs) will be driven by Brazil and Chile, followed by Peru, Colombia and Ecuador ▪ In the long - term (2026), domestic markets are expected to recover similar RPK levels compared to 2019 including Brazil (113%) and Chile (136%) Domestic Markets consider domestic Brazil, Chile, Colombia, Ecuador and Peru Demand Recovery Assumptions: Domestic Markets Domestic Markets RPKs billions, monthly Source: Global Strategic Consulting Firm Report (April 2021) & Company analysis 32

HIGHLY CONFIDENTIAL Business Plan Regional market demand expected to recover slower than domestic largely due to the impact of travel restrictions and route profitability ▪ Th e re c o v ery in r e g io n al R P Ks t ak e s travel restrictions and of t h e ec onom y in longer due to expected state Argentina ▪ Due to the tim ing of t h e travel restrictions being lifted, the recovery curve is much steeper and 2019 RPKs are achieved by 4 Q’ 23 Includes Regional pairs (country to country within South America) Regional Markets RPKs billions, monthly Demand Recovery Assumptions: Regional Markets Source: Global Strategic Consulting Firm Report (April 2021) & Company analysis 33

Business Plan

HIGHLY CONFIDENTIAL

LATAM

Long-haul travel expected to be the slowest to recover with demand recovery to 2019 levels in ~Q3 2024

Demand Recovery Assumptions: Long-Haul Markets

- Long haul travel does not reach 2019 RPKs until Q3-2024 due to travel restrictions and the change in business travel habits
- It is expected that business travel will have a permanent structural gap of approximately 15%, however, this is expected to be offset by an approximately 12% improvement in U.S. Long-Haul routes driven by the joint venture agreement with Delta Airlines
- By 2026, the long-haul market (including demand associated with the Delta Airlines joint venture) is forecast to recover 105% of 2019 RPK levels

Long Haul Markets
RPKs billions, monthly


Recovery to 2019
RPKs: ~Q3 2024
20
15
10
5
0
Jan/21
Jan/22
Jan/23
Jan/24
Jan/25
Jan/26
LATAM Forecast
2019 Baseline

Includes LATAM's key country pairs BR-EU, BR-NA, BR-PT, BR-UK, CL-AP, CL-ES, CL-NA, PE-ES, PE-NA, CO-US

Source: Global Strategic Consulting Firm Report (April 2021) & Company analysis

34

HIGHLY CONFIDENTIAL Business Plan Estimated demand forecast consistent with external estimates ▪ The consensus view is that Latin America recovery will lag behind the global recovery projections ▪ The expected delay in the recovery compared to the global recovery is due primarily to what is expected to be a 6 to 12 - month lag in getting vaccines rolled out to a sufficient number of the population to achieve herd immunity 35 The red line reflects the scenario considered in this Business Plan, based on Global Strategic Consulting Firm Report Source: Global Strategic Consulting Firm Report (April 2021); Analyst consensus (Bloomberg), IATA, CIRIUM, and Phocuswright

HIGHLY C O NF I D E NTI A L Business Plan Output

HIGHLY CONFIDENTIAL 10 ,4 31 4,335 4,513 7,213 9,162 10 ,3 41 11 ,0 90 11 ,7 64 7.0 7.8 6.4 6.6 6.8 7.0 7.2 7.3 2 0 19 2 0 26 ▪ LATAM expected to return to 2019 capacity levels by 2024 when ASKs reach almost 148 billion, driven primarily by a recovery in domestic demand ▪ LATAM forecasts that it will potentially fly 161 billion ASKs in 2026, an assumption based on the continuing recovery in demand in the later years, primarily in the international segment Total Revenue and RASK 2020 2021 2022 Total Revenue - US$ MM 2023 2024 2025 Total RASK - US$ cents Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 37 Business Plan Output Total Revenues potentially increase by 13% when compared to pre - COVID levels, reaching US$ 11.8 billion in 2026

HIGHLY CONFIDENTIAL Business Plan Output ▪ LATAM cargo business strategy reflected in the plan continues being “Belly - Supporting Freighter” 6.4 4.7 5.0 6.4 8.4 8.6 8.8 56% 65% 66% 60% 7.6 59% 59% 59% 59% 2 0 19 2 0 20 2 0 25 2 0 26 Cargo Operating Statistics 2021 2022 ATKs (billions) 2023 2024 Load Factor % - Cargo Cargo expected to use freighter capacity growth to compensate for the impact in belly capacity during the recovery period 1, 064 1, 210 1, 345 1, 400 1, 556 1, 688 16.8 25.7 27.1 21.9 20.4 1, 679 19.9 1, 676 19.5 19.2 2 0 19 2 0 26 Cargo Revenue and RATK 2020 2021 2022 Cargo Revenue - US$ MM 2023 2024 2025 RATK (US cents per ATK) Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 38

HIGHLY CONFIDENTIAL Business Plan Output LATAM’s planned capacity expected to reach 2019 levels in 2024 ▪ Pre - COVID - 19 , LATAM group flew 150 billion ASKs in 2019 . In 2020 , following the sharp decrease in air travel brought on by the pandemic, ASKs fell to just under 56 billion, a decrease of almost 63% ▪ In light of the second/third wave of COVID - 19 , ASKs are forecasted to remain low in 2021 at 71 billion ▪ The Business Plan assumes that LATAM group will potentially return to 2019 capacity levels by 2024 when ASKs reach almost 148 billion ( - 1 % vs . ’ 19 ) ▪ With the continuing recovery in demand in the later years, primarily in the International segment, LATAM group forecasts that it will potentially fly 161 billion ASKs in 2026 150 56 71 110 135 148 154 161 - 201 9 202 0 2021 Note: Domestic Argentina only for 2019 and 2020 20 40 60 80 100 120 140 1 6 0 180 2022 2023 2024 2025 2026 ASK (billions) (2019 - 2026) Capacity Planning Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 39

HIGHLY CONFIDENTIAL Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 40 Business Plan Output LATAM forecasts a potential EBIT Margin in 2024 in line with 2019, continuing to grow thereafter to 11.2% in 2026 ▪ The COVID - 19 pandemic had an immediate and dramatic impact on air travel across the globe and on demand in the markets served by LATAM ▪ LATAM’s capacity, measured in ASKs, fell to 56 billion in 2020, a 63% decrease compared to 2019 ▪ Subsequent waves of COVID - 19 , and the associated restrictions on travel, continue to impact demand in 2021 ▪ The Business Plan Projections assumes that a recovery to pre - COVID demand (and revenue) will potentially occur by 2024 , led by LATAM’s domestic markets, followed by international travel (both regional and long - haul) ▪ Jet fuel cost per barrel in the Business Plan is assumed to remain flat at US $ 73 per bbl over the projection period US$ MM 2019 2020 2021 2022 2023 2024 2025 2026 ▪ In 2019, LATAM flew 150 billion ASKs and reported revenue of Revenue US$ 10.4 billion and EBITDA of US$ 2.2 billion Passenger 9 , 36 6 3 , 12 5 3 , 16 8 5 , 81 3 7 , 60 5 8 , 66 3 9 , 41 4 10 , 07 6 Cargo 1 , 06 4 1 , 21 0 1 , 34 5 1 , 40 0 1 , 55 6 1 , 67 9 1 , 67 6 1 , 68 8 Forecast Income Statement TOTAL - Revenue 10 , 43 1 4 , 33 5 4 , 51 3 7 , 21 3 9 , 16 2 10,341 11 , 09 0 11 , 76 4 Expenses ( 9 , 689 ) ( 6 , 000 ) ( 5 , 946 ) ( 7 , 662 ) ( 8 , 833 ) (9,597) ( 10 , 061 ) ( 10 , 447 ) EBIT 742 ( 1 , 665 ) ( 1 , 433 ) (449) 328 744 1 , 02 9 1 , 31 7 EBIT Margin - % 7 . 1% - 38 . 4% - 31 . 8% - 6 . 2% 3 . 6% 7.2% 9 . 3% 11 . 2 % EBT 137 ( 5 , 096 ) ( 2 , 527 ) (775) 72 479 757 996 EBITDA 2 , 21 2 (276) (312) 691 1 , 61 2 2,183 2 , 58 8 2 , 96 5 EBITDA Margin - % 21 . 2% - 6 . 4% - 6 . 9% 9 . 6% 17 . 6% 21.1% 23 . 3% 25 . 2 % ASKs in billions 150 .0 55 .9 71 .0 109 .8 135 .0 147.9 154 .2 160 .6

HIGHLY CONFIDENTIAL Business Plan Output Free cash flow (FCF) over US$ 1 billion by the end of the projection period in 2026, a potential increase of 37% when compared to 2019 Free Cash Flow Operational Cash Flows ▪ EBITDA to potentially reach 2019 levels by 2024 ▪ Free Cash Flow expected to recover steadily to surpass US$ 1 billion in 2026 Changes in Working Capital ▪ General: Forecasted working capital in the period 2022 to 2026 reflects the recovery in LATAM’s operations to pre - pandemic Working capital accounts are forecasted based on days of sales (“ DSO ”), days inventory on - hand (“ DIO ”), days of payables (“ DPO ”) and days of deferred revenue (“ DDR ”) Asset Sale 49 76 63 130 91 - - 3 Others (3) (26) (10) (26) - - - - Free Cash Flow 756 (822) ( 1 , 986 ) (485) 389 516 805 1,036 FCF Excl. Fleet Capex & PDP 1,794 (798) ( 1 , 345 ) (65) 863 1 , 23 4 1 , 58 5 1,891 US$ MM 2019 2020 2021 2022 2023 2024 2025 2026 Revenues 10,431 4,335 4,513 7,213 9,162 10,341 11,090 11 , 76 4 Expenses ( 9 , 689 ) ( 6 , 000 ) ( 5 , 946 ) ( 7 , 662 ) ( 8 , 833 ) (9,597) ( 10 , 061 ) ( 10 , 447 ) EBIT 742 ( 1 , 665 ) ( 1 , 433 ) (449) 328 744 1,029 1 , 31 7 D&A ( 1 , 470 ) ( 1 , 389 ) ( 1 , 121 ) ( 1 , 140 ) ( 1 , 284 ) (1,439) ( 1 , 559 ) ( 1 , 648 ) EBITDA 2,212 (276) (312) 691 1,612 2,183 2,588 2 , 96 5 Working Capital 787 (80) (286) 317 259 94 93 91 Tax (45) (66) (17) (20) (20) (22) (144) (227) Operational Cash Flow 2,954 (422) (614) 988 1,851 2,256 2,537 2 , 82 9 Capex ( 2 , 198 ) (400) ( 1 , 371 ) ( 1 , 473 ) ( 1 , 462 ) (1,740) ( 1 , 732 ) ( 1 , 793 ) Fleet Capex ( 1 , 301 ) - (628) (385) (343) (715) (705) (723) Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 41 levels resulting in year - over - year increases in AR, AP and Non - Fleet Capex ( 1 , 206 ) (426) (784) ( 1 , 157 ) ( 1 , 079 ) ( 1 , 021 ) (952) (941) Deferred Revenue as the operation ramps - up PDP 263 (24) (13) (34) (131) (4) (75) (132)

HIGHLY CONFIDENTIAL Business Plan Output Capital expenditures reflect fleet, maintenance and projects, including key customer facing transformations such as cabin retrofit and digital experience ▪ Fleet Capex : includes the investments in the purchase of aircraft as well as the present value of the right to use aircraft under operating lease agreements, as per IFRS 16 ▪ All of the arrivals from 2022 onwards are assumed to be financed through operating leases ▪ Non - Fleet Capex : includes the maintenance of engines (both on and off - balance), the purchase of spare parts, and investment in projects, intangible and components ▪ PDP : reflect the pre - delivery payment schedule tied to the forecasted arrivals of new fleet ▪ Asset Sales : reflects the sale of aircraft and engines considered such as B767s and engines of A350 Free Cash Flow: Capital Expenditures U S $ M M 201 9 202 0 202 1 202 2 202 3 202 4 20 25 Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 42 Capex ( 2 , 198 ) (400) ( 1 , 371 ) Fleet Capex ( 1 , 301 ) - (628) Non - Fleet Capex ( 1 , 206 ) (426) ( PDP 263 Asset Sale Other ( 1 , 462 ) ( 1 , 7 ( 1 , 473 ) (385)

HIGHLY CONFIDENTIAL Business Plan Output In terms of Cash Flow, LATAM expects to reach breakeven in 2023, continually improving thereafter Cash Flow & Ending Cash ▪ Cash - Flow expected to reach breakeven in 2023 and potentially continue to improve thereafter ▪ 2022 CF of approximately US $ - 900 MM includes maintenance deferral from previous years, investment in key projects and net debt amortizations ▪ Ending Cash : positive throughout the period, before exit financing ▪ Adjustments : this line reverses the outflows included in capex relating to operating leases under IFRS 16 (i . e . the present value of the right to use aircraft under operating leases) as they are non - cash items US$ MM 2019 2020 2021 2022 2023 2024 2025 2026 Free Cash Flow 756 (822) (1,986) (485) 389 516 805 1,036 Adjustments 700 - 492 385 343 715 705 723 Free Cash Flow after Adjustments 1,456 (822) ( 1 , 494 ) (100) 732 1,231 1 , 51 0 1 , 75 9 Financing Cash Flow ( 1 , 401 ) 1 , 05 7 829 (789) (762) (969) ( 1 , 138 ) ( 1 , 110 ) Total Cash Flows 54 236 (665) (889) (30) 262 372 649 Ending Cash 1,459 1 , 69 6 1,031 142 112 374 746 1 , 39 6 Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures. 43

44 HIGHLY CONFIDENTIAL End of year fleet Fleet as of Petition Aircraft Type Date Net +/ - 2021 2022 2023 2024 2025 2026 NB A319 46 (11) 35 A320 141 (11) 130 A320Neo 13 (1) 12 A321 49 - 49 A321neo - - - Total NB 249 (23) 226 228 236 246 254 254 WB A350 13 (13) - B767 30 (6) 24 B777 10 - 10 B787 - 8 10 - 10 B787 - 9 16 2 18 Total WB 79 (17) 62 58 51 53 55 57 Pax Fleet 328 (40) 288 286 287 299 309 311 Total Fleet 340 (39) 301 302 307 319 329 331 Operational Fleet [1] 340 (54) 286 294 307 319 329 331 Operational fleet reduced from 340 to 286 since petition date Business Plan Output Fleet reduction ▪ Rejection of 27 aircraft ▪ Retirement of 15 older NB ▪ 18 taken out of operation ▪ Addition of 6 new leases into the fleet Fleet simplification ▪ Withdrawal of 1 WB fleet type ▪ Consolidation of Brazil operation Fleet Debt ▪ At exit, LATAM's fleet debt will consist of US$ 2.163bn in Finance Leases and US$ 2.272bn in Operating Leases Note: 2021 – 2026 are forecast figures. 1 15 non - operational aircraft after 2021 including 9 x B767 pending conversion and 6 x B767 available for sale.

HIGHLY CONFIDENTIAL Business Plan Output Fleet will be 13 years old on average by 2026 ▪ Aging of 2.3 years over a 5 - year period 10.5 11.2 11.8 12.1 12.5 12.8 8.0 9.0 1 0 . 0 1 1 . 0 1 2 . 0 Age measured in years 14.0 13.0 2 0 21 2 0 22 2 0 23 2024 Weighted Avg. Age 2 0 25 2 0 26 Note: 2021 – 2026 are forecast figures. Weighted Average Fleet Age 45

HIGHLY CONFIDENTIAL 46 Business Plan Output Ongoing CASK reduction, implementing a cost savings plan in 2021 ▪ LATAM has executed on several key initiatives to reduce its CASK ex Fuel, including: − Reducing headcount by 34% from 42,000 FTEs in 2019 to 28,000 in 2021, combined with reductions in salary and early retirements from Q2 to Q4 2020 − Immediately negotiating usage based/interest only terms across the majority of LATAM’s fleet, which in certain cases extend out into 2023, and securing reductions in fixed rates (operating leases) thereafter − Outsourcing various functions, including airport support staff, effectively converting a fixed cost structure to a variable, more efficient one, thereby reducing costs during periods of low demand − Renegotiating over 600 contracts with vendors and suppliers resulting in lower or more variable rate structures − Reducing other discretionary expenses, including marketing, professional services, travel and expenses, among others

HIGHLY CONFIDENTIAL Business Plan Output 47 LATAM has increased the variable proportion of its costs to better cope with demand uncertainty – cost variabilization ▪ In response to the pandemic, uncertainty in demand recovery and a return to pre - COVID operating levels, LATAM has aggressively sought to further shift its cost structure to be more variable . As part of this variabilization initiative, LATAM has : ― Obtained labor concessions resulting in an increase in variable based (per hour) compensation arrangements ― Negotiated amendments in fleet operating leases resulting in extended usage - based, power - by - the - hour (“ PBH ”) and interest only terms which in certain cases will be extended out to 2023 ― Negotiated terms with vendors and suppliers to secure more variable contract terms based on the achievement of specific drivers versus fixed payment arrangements ▪ As a result of these, and other initiatives, LATAM expects to increase its variable costs as a percentage of total costs from 65 % in 2019 to ~ 80 % in 2022 ▪ After 2023 , and with the expiration of negotiated usage - based fleet costs, variable costs are expected to account for approximately 72 % of total costs - 13 p.p. Note: 2019 and 2020 are actuals. 2021 – 2026 are forecast figures.

Business Plan Output

HIGHLY CONFIDENTIAL

LATAM

$900mm in cost savings initiatives drive reduction in CASK ex-Fuel

Cost Reduction Initiatives

I. Simplifying the Business

- Reducing FTEs
- Implementing spend Control Towers in all areas of the Company
- Outsourcing non-core functions
- Insourcing key maintenance work scope: MRO and line maintenance
- Re-designing benefits for all employees

II. Leveraging Digital Transformation and IT Simplification

- Increasing direct digital sale penetration
- Reducing city ticket offices ("CTOs")
- Increasing airport productivity by simplifying airport processes
- Reducing contact points with customers
- Reducing total compensation costs
- Simplifying our IT support functions

III. Fleet Negotiation Strategy

- Revising fleet costs and fleet commitments
- Rejecting aircraft to reflect new demand reality and pursuant to the overall fleet strategy
- Achieving reduction in fleet cash costs
- Reducing cash outflows through negotiated interest-only periods
- Increasing cabin densification

IV. Other Supplier Negotiations and Process Simplification

- Rejecting non-competitive contracts
- Improving fleet utilization
- Increasing Crew productivity

48

HIGHLY C O NF I D E NTI A L Key Takeaways

HIGHLY CONFIDENTIAL 50 Key Takeaways LATAM is ready to emerge of this crisis stronger than ever, poised to continue leading the passenger and cargo airline sector in Latin America ▪ LATAM has an integrated and diversified business model that combines passenger and cargo, domestic with international travel, point of sale distribution, and the largest frequent flyer program in the region ▪ LATAM reacted very quickly to the COVID - 19 pandemic, launching the largest transformation in its 90+ year history ▪ During the Chapter 11 restructuring efforts, LATAM has achieved major structural changes that enable a leading competitive position going forward − Rightsizing, restructuring, simplification of fleet, including temporary variabilization of fleet costs − Rightsizing, flexibilization and increased variabilization of workforce − Renegotiation of over 600 key contracts − Strengthening of its cargo footprint by expanding its freighter fleet, thus consolidating its position as a market leader ▪ LATAM’s unreplicable network together with its coverage of the region and its size create an unparalleled scale advantage, which translates into the preference of both our passengers and other leading airlines around the world that choose LATAM as their partner ▪ The combination of its seasoned management, differentiated value proposition and enhanced cost competitiveness after the transformation, will strengthen LATAM in Latin America’s cargo and passenger air transportation – business and leisure alike ▪ Long - term sustainability strategy with key commitments to environmental, social and corporate governance practices, including carbon neutrality, zero waste to landfills and conservation of ecosystems in South America ▪ LATAM is on track to emerge from this crisis transformed, increasing profitability and cash generation

HIGHLY CONFIDENTIAL Key Takeaways LATAM’s differential value 51

HIGHLY C O NF I D E NTI A L Appe n d i x 52

Fleet Capex (244) (384) (628) Non - Fleet Capex (275) (509) (784) PDP - (13) (13) Asset Sale - 63 63 Others - (10) (10) Free Cash Flow (804) ( 1 , 182 ) ( 1 , 986 ) FCF Excl. Fleet Capex & PDP (560) (786) ( 1 , 345 ) Adjustments 244 248 492 Free Cash Flow after Adjustments (560) (934) ( 1 , 494 ) Financing Cash Flow 313 516 829 Total Cash Flows (247) (418) (665) Ending Cash 1,449 1,031 1,031 53 HIGHLY CONFIDENTIAL A ppend i x 2021 Cash Flow: LATAM continues to focus on containing and improving cash flow and liquidity in face of uncertain context, particularly in 2021 Cash Flow 2021, by Semester ▪ The Business Plan is based on certain key assumptions ▪ LATAM is always working to contain and improve its liquidity position ▪ These efforts shall be stressed in the case of an extension of the Chapter 11 process or if any other of these key assumptions the region ▪ Selected key assumptions − Emergence of Chapter 11 in December 2021 − Delivery of certain aircraft in 2021 − Forecast of deferred revenue behavior, including refunds and flight of outstanding open tickets with a past flight date − Payment of certain restructuring fees in line with exit timing − Payment of up to ~ $ 212 mm of payments made to prepetition vendors in 2021 , of which up to ~ $ 160 mm may be paid from June to December 2021 - the Company continues to work to reduce these payments US$ MM 1H 2021 2H 2021 2021 Revenues 1,814 2,698 4,513 Expenses ( 2 , 621 ) ( 3 , 325 ) ( 5 , 946 ) EBIT (807) (627) ( 1 , 433 ) D&A (589) (532) ( 1 , 121 ) EBITDA (217) (95) (312) Working Capital (51) (234) (286) Tax (17) - (17) were to change in an adverse manner, as would be a new Operational Cash Flow (285) (329) (614) COVID - 19 wave affecting the recovery of air traffic demand in Capex (519) (853) ( 1 , 371 )

EXHIBIT 99.4

Updated Blowout Materials – Draft Claims Estimates.

LATAM AIRLINES GROUP Claims Estimates Subject to Applicable Confidentiality Agreements and Requirements July 2021 HIGHLY CONFIDENTIAL

HIGHLY CONFIDENTIAL 2 Claims Estimates Notes for Claims Estimates Overview ▪ The analysis herein has been prepared by the Debtors and their Advisors on a draft basis to provide initial estimates of claims pool ranges across claims classes . The claims reconciliation process is still ongoing and these figures are subject to change . The Debtors and their Advisors reserve their rights with respect to the claims, including the asserted priority of claims (e . g . reclassification from admin to unsecured) ▪ The claim amounts by class are generally based on the claimants' asserted class, and inclusion of claims within that class for the analysis is not an acknowledgement by the Debtors or their Advisors that they agree with the asserted class ▪ This analysis does not include any provisions for damage claims that could be filed following potential future contract or lease rejections or claims for contract or lease rejections that have been filed but for which timely claims may still be asserted . This analysis also does not account for potential amendments to claims that could be filed in increased amounts and which would properly relate back to timely filed claims ▪ All claims are subject to further and ongoing review and potential objection ▪ The claims pool estimates include approximately $ 400 mm of scheduled liabilities that have not been matched to filed claims, have been satisfied, or are estimated at $ 0 because they have been asserted as contingent and/or unliquidated amounts . These remaining scheduled claims are all included within General Unsecured Trade & Other within the analysis . The remaining scheduled liabilities remain subject to ongoing review for matches to filed claims and claims satisfied in the ordinary course of business pursuant to First Day Orders . Note that this amount may increase or decrease as matched filed claims are withdrawn by claimants or un - matched upon further review ▪ The High estimate consists of the claims received to date, excluding claims that have been withdrawn, filed for objection or expunged from the claims register . The High estimate uses the filed amount of each claim and does not include any in - process reconciliations ▪ The Low estimate consists of the claims filed to date, excluding claims that have been withdrawn, filed for objection, expunged from the claims register, and preliminary drafted for objection on an internal basis (subject to ongoing review) . Furthermore, the Low estimate reflects claims that have been preliminary reconciled (subject to ongoing review) ▪ For the High and Low estimate for litigation claims, the estimates are unadjusted (with the exception of DB Barnsdale and Dash 224 ) and we have, for purposes of the analysis of the claims pool, included the claims as asserted in amount, Debtor obligor and priority as asserted by the claimant ▪ This analysis also does not take account of potential objections that could reduce the claims pool based on offsets or disallowance of claims for claimants against whom the Debtors may have or assert avoidance actions

HIGHLY CONFIDENTIAL 3 Claims Estimates Notes for Claims Estimates Administrative Claims ▪ Fleet administrative claims are estimated as claims filed that would be paid as post - petition administrative expense claims ▪ Litigation administrative claims are currently asserted as administrative and under review with the Debtors and their Advisors to determine validity of the asserted claim and the potential treatment of the claim ▪ Trade and Other administrative claims primarily consist of asserted 503(b)(9) claims and post - petition expense claims that are both currently under review Secured Claims ▪ The analysis herein does not reflect any position by the Debtors and their Advisors on the validity of secured claims, nor the type and/or value of the collateral asserted as security. Claims remain subject to ongoing assessment by the Debtors and their Advisors ▪ Litigation secured claims are currently asserted as secured and under review by the Debtors and their Advisors to determine validity of the asserted class and the potential treatment of the claim ▪ Local Short Term Debt and SBLC secured claims are currently asserted as secured and under review by the Debtors and their Advisors to determine validity of the asserted class and the potential treatment of the claim ▪ The RCF secured claims are currently asserted as secured against the issuer and guarantors ▪ The SEF secured claim is currently asserted as secured against the issuer ▪ Trade and Other secured claims are solely based on assertion by claimants as secured Priority Claims ▪ The analysis herein does not reflect any assessment by the Debtors and their Advisors on the validity of priority claims per the various reasons asserted ▪ Priority litigation claims are related to Employee Union litigations and are under review by the Debtors and their Advisors

HIGHLY CONFIDENTIAL 4 Claims Estimates Notes for Claims Estimates General Unsecured Claims (“GUC”) ▪ 2024/2026 Notes claims are reflected as asserted ▪ Chilean Local Bond claims are reflected as asserted ▪ FFP Advance Debts (e . g . FFP co - branding obligations) are all filed on a contingent basis . The Low estimate assumes that these programs will not be rejected, and therefore the contingent claims will not materialize . The High estimate reflects the potential impact on the claims pool should the contract not be assumed ▪ Fleet claims estimates are built up at the MSN level based on condition of aircraft at filing ▪ Fleet claims estimates reflect the impact of stip 1, stip 2, current status of long term agreements and reflect latest fleet strategy ▪ The Debtor entity that was the contracted party to the lease agreement at the time of filing for Ch.11 is where the MSN level claim is included ▪ Sublease claims for fleet are only based on rejected aircraft that had sublease agreements in place at the time of filing for Ch.11, and remain subject to further review ▪ Estimates include latest information regarding ECA aircraft assumption motion ▪ Any shortfall in finance lease rejection claims (i.e. asset value does not cover debt of the aircraft) is included in general unsecured claim estimates ▪ Estimates include some actual stipulated amounts agreed with lessor counterparties, as well as estimates for other claims Intercompany Claims ▪ The intercompany GUC amount reflects the prepetition payables balance by Debtor (as filed in the SOAL) adjusted for payments made in the postpetition period as allowed by the First Day Orders . This amount will continue to fluctuate each month as payments are made that affect the prepetition balance during the course of the Chapter 11 case ▪ The intercompany administrative amount reflects the net postpetition payables between Debtors (and, to a lesser extent, non - Debtors) . Similar to the intercompany GUC, the amount will continue to vary as transactions between Debtors occur during the pendency of the Chapter 11 case ▪ The intercompany administrative memo line provides the postpetition receivable between Debtors as a reference . Taken together (i . e . , receivable and payable), the amount reflects the net transfer of value between Debtors due to postpetition transactions (with positive numbers representing a payable and negative numbers representing a net receivable to the Debtor) . The amounts do not net - out to zero, as there are some payables that the Debtors owe non - Debtors, which are administrative claims, while any amounts owed by non - Debtors to Debtors are not administrative claims

HIGHLY CONFIDENTIAL Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate Low Estimate Total with Multi - Debtor Claims Total ex Multi - Debtor Claims Admin Fleet Litig a ti o n Other Short Term Local Debt RCF SBLCs SEF Trade & Other Secured Litigation Other Short Term Local Debt RCF S BL C s SEF Trade & Other Priority Fleet Litig a ti o n Other Short Term Local Debt RCF SBLCs SEF Trade & Other $ 78 $ 10 $ 24 $ 0 $ - $ - $ - $ 44 $ 3,725 $ 25 $ 283 $ 3,022 $ - $ 273 $ 122 $ 12 $ - $ 11 $ - $ - $ - $ - $ 1 $ 66 $ 10 $ 12 $ 0 $ - $ - $ - $ 44 $ 1,143 $ 16 $ 141 $ 603 $ - $ 273 $ 109 $ 9 $ - $ 8 $ - $ - $ - $ - $ 1 5

HIGHLY CONFIDENTIAL 6 Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate Low Estimate LA - LATAM Airlines Group S.A. JJ - TAM Linhas Aereas S.A. TF - LATAM Finance LTD TI - Peuco Finance Ltd. W1 - Lan Pax Group S.A. Admin $ 58 $ 17 $ - $ - $ - Fleet $ 10 $ - $ - $ - $ - Litigation $ 12 $ 12 $ - $ - $ - Other Short Term Local Debt $ - $ - $ - $ - $ - RCF $ - $ - $ - $ - $ - SBLCs $ - $ - $ - $ - $ - SEF $ - $ - $ - $ - $ - Trade & Other $ 36 $ 5 $ - $ - $ - Secured $ 1,075 $ 682 $ - $ - $ - Litigation $ 16 $ 0 $ - $ - $ - Other Short Term Local Debt $ 141 $ - $ - $ - $ - RCF $ 603 $ 608 $ - $ - $ - SBLCs $ - $ - $ - $ - $ - SEF $ 273 $ - $ - $ - $ - Trade & Other $ 41 $ 73 $ - $ - $ - Priority $ 6 $ 1 $ - $ - $ - Fleet $ - $ - $ - $ - $ - Litigation $ 6 $ 0 $ - $ - $ - Other Short Term Local Debt $ - $ - $ - $ - $ - RCF $ - $ - $ - $ - $ - SBLCs $ - $ - $ - $ - $ - SEF $ - $ - $ - $ - $ - Trade & Other $ 1 $ 0 $ - $ - $ -

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	UC - Lan Cargo S.A.	LP - Latam Airlines Peru S.A.	4C - Aerovias de Integracion Regional S.A. (Aires S.A.)	LU - Transporte Aereo S.A.	CC - Connecta Corporation
Admin	$ 1	$ 1	$ 0	$ 0	$ -
Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Litigation	*$ -*	*$ 0*	*$ -*	*$ -*	*$ -*
Other Short Term Local Debt	*$ -*	*$ 0*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 1*	*$ 1*	*$ 0*	*$ 0*	*$ -*
Secured	$ 614	$ 3	$ 0	$ 603	$ 603
Litigation	*$ 9*	*$ -*	*$ -*	*$ 0*	*$ -*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ 603*	*$ -*	*$ -*	*$ 603*	*$ 603*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 1*	*$ 3*	*$ 0*	*$ -*	*$ -*
Priority	$ 0	$ 1	$ 1	$ 1	$ 0
Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Litigation	*$ -*	*$ 1*	*$ 1*	*$ 1*	*$ -*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 0*	*$ 0*	*$ 0*	*$ -*	*$ 0*

7

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	M3 - Aerolinhas Brasileiras S.A.	C1 - Linea Aerea Carguera de Colombia SA	F6 - Cargo Handling Airport Services, LLC	F7 - Professional Airline Cargo Services, LLC	XL - LATAM Airlines Ecuador S.A.
Admin	$ 1	$ 0	$ 0	$ 0	$ 0
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ 1	$ 0	$ 0	$ 0	$ 0
Secured	$ 0	$ -	$ -	$ -	$ 3
Litigation	$ 0	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ 3
Priority	$ 0	$ 1	$ 0	$ 0	$ 0
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ 0	$ 1	$ -	$ -	$ 0
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ 0	$ 0	$ -

8

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	D9 - Lan Cargo Repair Station LLC	D2 - Fast Air Almacenes de Carga S.A.	N2 - TAM S.A.	N1 / N9 - Fidelidade Viagens e Turismo S.A.	PA - Professional Airline Services, Inc.
Admin	$ 0	$ 0	$ -	$ -	$ -
Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Litigation	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 0*	*$ 0*	*$ -*	*$ -*	*$ -*
Secured	$ -	$ -	$ 0	$ -	$ -
Litigation	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ -*	*$ -*	*$ 0*	*$ -*	*$ -*
Priority	$ 0	$ 0	$ 0	$ -	$ 0
Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Litigation	*$ -*	*$ 0*	*$ 0*	*$ -*	*$ -*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 0*	*$ -*	*$ -*	*$ -*	*$ 0*

9

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	N3 - TP Franchising Ltda.	E3 - Holdco I S.A.	LA - Lan Cargo Inversiones S.A.	X0 - Lan Cargo Overseas Ltd	X3 - Mas Investment Limited
Admin	$ -	$ -	$ -	$ -	$ -
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -
Secured	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -
Priority	$ -	$ -	$ -	$ -	$ -
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -

10

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	D5 - Prime Airport Services Inc.	N8 - Prismah Fidelidade Ltda.	B2 - LATAM Travel Chile II S.A.	N8 - Piquero Leasing Limited	F1 - Maintenance Service Experts, LLC
Admin	$ -	$ -	$ -	$ -	$ -
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -
Secured	$ -	$ -	$ -	$ 141	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ 141	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -
Priority	$ 0	$ -	$ -	$ -	$ 0
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ 0	$ -	$ -	$ -	$ 0

11

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	A3 - Technical Training LATAM S.A	N7 - Multiplus Corredora de Seguros Ltda.	W6 - Inversiones Aéreas S.A.	E4 - Holdco Colombia II SpA	F2 - Professional Airline Maintenance Services, LLC
Admin	$ -	$ -	$ -	$ -	$ -
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -
Secured	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -
Priority	$ -	$ -	$ -	$ -	$ -
Fleet	$ -	$ -	$ -	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -	$ -	$ -

12

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	W0 - Inversiones Lan S.A.	E5 - Holdco Colombia I SpA	E2 - Holdco Ecuador S.A.
Admin	$ -	$ -	$ -
Fleet	$ -	$ -	$ -
Litigation	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -
RCF	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -
SEF	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -
Secured	$ -	$ -	$ -
Litigation	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -
RCF	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -
SEF	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -
Priority	$ -	$ -	$ -
Fleet	$ -	$ -	$ -
Litigation	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -
RCF	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -
SEF	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -

13

HIGHLY CONFIDENTIAL 14 Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate Low Estimate Total with Multi - Debtor Claims Total ex Multi - Debtor Claims Unsecured $ 8,928 $ 6,871 2024/2026 Notes $ 3,038 $ 1,519 Chilean Local Bonds $ 498 $ 498 FFP Advance Debts $ - $ - Fleet $ 2,945 $ 2,723 Litigation $ 295 $ 288 Other Short Term Local Debt $ 749 $ 555 RCF $ - $ - SBLCs $ 74 $ 66 SEF $ - $ - Trade & Other $ 1,329 $ 1,221 Potential Reclass - Invalid Admin/Secured/Priority T BD T BD Potential Damage/Rejection Claims T BD T BD Total ex Intercompany $ 12,743 $ 8,088 Intercompany - Unsecured $ 5,303 $ 5,303 Intercompany - Admin $ 771 $ 771 Total incl Intercompany $ 18,817 $ 14,162 Memo: Fleet $ 2,955 $ 2,733 Memo: Intercompany Admin Intercompany Payables $ 771 $ 771 Intercompany Receivables $ 763 $ 763 Intercompany Payables (Receivables), Net $ 8 $ 8

HIGHLY CONFIDENTIAL 15 Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate Low Estimate LA - LATAM Airlines Group S.A. JJ - TAM Linhas Aereas S.A. TF - LATAM Finance LTD TI - Peuco Finance Ltd. W1 - Lan Pax Group S.A. Unsecured $ 6,070 $ 1,074 $ 1,519 $ - $ 0 2024/2026 Notes $ 1,519 $ - $ 1,519 $ - $ - Chilean Local Bonds $ 498 $ - $ - $ - $ - FFP Advance Debts $ - $ - $ - $ - $ - Fleet $ 2,636 $ 305 $ - $ - $ - Litigation $ 201 $ 34 $ - $ - $ - Other Short Term Local Debt $ 448 $ 300 $ - $ - $ - RCF $ - $ - $ - $ - $ - SBLCs $ 57 $ 8 $ - $ - $ - SEF $ - $ - $ - $ - $ - Trade & Other $ 712 $ 428 $ - $ - $ 0 Potential Reclass - Invalid Admin/Secured/Priority T BD T BD T BD T BD T BD Potential Damage/Rejection Claims T BD T BD T BD T BD T BD Total ex Intercompany $ 7,209 $ 1,774 $ 1,519 $ - $ 0 Intercompany - Unsecured $ 1,304 $ 93 $ - $ 1,308 $ 1,251 Intercompany - Admin $ 37 $ 201 $ 0 $ 0 $ 0 Total incl Intercompany $ 8,549 $ 2,067 $ 1,519 $ 1,308 $ 1,251 Memo: Fleet $ 2,646 $ 305 $ - $ - $ - Memo: Intercompany Admin Intercompany Payables $ 37 $ 201 $ 0 $ 0 $ 0 Intercompany Receivables $ 468 $ 58 $ - $ 0 $ 5 Intercompany Payables (Receivables), Net $ (432) $ 143 $ 0 $ (0) $ (4)

HIGHLY CONFIDENTIAL Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate UC - Lan Cargo S.A. LP - Latam Airlines Peru S.A. 4C - Aerovias de Integracion Regional S.A. (Aires S.A.) LU - Transporte Aereo S.A. CC - Connecta Corporation Low Estimate Unsecured $ 34 $ 85 $ 80 $ 7 $ 0 2024/2026 Notes $ - $ - $ - $ - $ - Chilean Local Bonds $ - $ - $ - $ - $ - FFP Advance Debts $ - $ - $ - $ - $ - Fleet $ - $ - $ - $ 3 $ - Litigation $ 2 $ 0 $ 53 $ 0 $ - Other Short Term Local Debt $ - $ 1 $ - $ - $ - RCF $ - $ - $ - $ - $ - SBLCs $ - $ - $ 0 $ 2 $ - SEF $ - $ - $ - $ - $ - Trade & Other $ 32 $ 84 $ 26 $ 3 $ 0 Potential Reclass - Invalid Admin/Secured/Priority TBD TBD T BD T BD T BD Potential Damage/Rejection Claims TBD TBD T BD T BD T BD Total ex Intercompany $ 649 $ 90 $ 81 $ 612 $ 604 Intercompany - Unsecured $ 458 $ 287 $ 3 $ 261 $ 0 Intercompany - Admin $ 66 $ 139 $ 46 $ 74 $ 18 Total incl Intercompany $ 1,173 $ 516 $ 130 $ 948 $ 622 Memo: Fleet $ - $ - $ - $ 3 $ - Memo: Intercompany Admin Intercompany Payables $ 66 $ 139 $ 46 $ 74 $ 18 Intercompany Receivables $ 92 $ 2 $ 15 $ 8 $ 1 Intercompany Payables (Receivables), Net $ (26) $ 137 $ 31 $ 67 $ 18 16

HIGHLY CONFIDENTIAL Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate M3 - Aerolinhas Brasileiras S.A. C1 - Linea Aerea Carguera de Colombia SA F6 - Cargo Handling Airport Services, LLC F7 - Professional Airline Cargo Services, LLC XL - LATAM Airlines Ecuador S.A. Low Estimate Unsecured $ 10 $ 13 $ 0 $ 0 $ 14 2024/2026 Notes $ - $ - $ - $ - $ - Chilean Local Bonds $ - $ - $ - $ - $ - FFP Advance Debts $ - $ - $ - $ - $ - Fleet $ - $ - $ - $ - $ - Litigation $ 0 $ 5 $ - $ - $ - Other Short Term Local Debt $ - $ - $ - $ - $ - RCF $ - $ - $ - $ - $ - SBLCs $ - $ - $ - $ - $ - SEF $ - $ - $ - $ - $ - Trade & Other $ 10 $ 8 $ 0 $ 0 $ 14 Potential Reclass - Invalid Admin/Secured/Priority T BD TBD TBD TBD T BD Potential Damage/Rejection Claims T BD TBD TBD TBD T BD Total ex Intercompany $ 11 $ 14 $ 1 $ 0 $ 17 Intercompany - Unsecured $ 48 $ 25 $ 21 $ 8 $ 47 Intercompany - Admin $ 77 $ 36 $ 11 $ 3 $ 29 Total incl Intercompany $ 136 $ 75 $ 33 $ 11 $ 92 Memo: Fleet $ - $ - $ - $ - $ - Memo: Intercompany Admin Intercompany Payables $ 77 $ 36 $ 11 $ 3 $ 29 Intercompany Receivables $ 20 $ 24 $ 12 $ 3 $ 8 Intercompany Payables (Receivables), Net $ 57 $ 12 $ (1) $ (0) $ 21 17

HIGHLY CONFIDENTIAL Claims Estimates Aggregate Claims Estimates (as of July 2021): Low Estimate D9 - Lan Cargo Repair Station LLC D2 - Fast Air Almacenes de Carga S.A. N2 - TAM S.A. N1 / N9 - Fidelidade Viagens e Turismo S.A. PA - Professional Airline Services, Inc. Low Estimate Unsecured $ 4 $ 2 $ 8 $ 4 $ 1 2024/2026 Notes $ - $ - $ - $ - $ - Chilean Local Bonds $ - $ - $ - $ - $ - FFP Advance Debts $ - $ - $ - $ - $ - Fleet $ - $ - $ - $ - $ - Litigation $ - $ - $ 0 $ 0 $ - Other Short Term Local Debt $ - $ - $ - $ - $ - RCF $ - $ - $ - $ - $ - SBLCs $ - $ - $ 8 $ - $ - SEF $ - $ - $ - $ - $ - Trade & Other $ 4 $ 2 $ 0 $ 3 $ 1 Potential Reclass - Invalid Admin/Secured/Priority TBD TBD TBD TBD T BD Potential Damage/Rejection Claims TBD TBD TBD TBD T BD Total ex Intercompany $ 4 $ 2 $ 8 $ 4 $ 1 Intercompany - Unsecured $ 13 $ 9 $ 1 $ 0 $ 28 Intercompany - Admin $ 3 $ 3 $ - $ 0 $ 25 Total incl Intercompany $ 20 $ 14 $ 9 $ 4 $ 53 Memo: Fleet $ - $ - $ - $ - $ - Memo: Intercompany Admin Intercompany Payables $ 3 $ 3 $ - $ 0 $ 25 Intercompany Receivables $ 7 $ 0 $ 1 $ 1 $ 27 Intercompany Payables (Receivables), Net $ (4) $ 3 $ (1) $ (1) $ (2) 18

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	N3 - TP Franchising Ltda.	E3 - Holdco I S.A.	LA - Lan Cargo Inversiones S.A.	X0 - Lan Cargo Overseas Ltd	X3 - Mas Investment Limited
Unsecured	$ 0	$ -	$ 1	$ -	$ -
2024/2026 Notes	$ -	$ -	$ -	$ -	$ -
Chilean Local Bonds	$ -	$ -	$ -	$ -	$ -
FFP Advance Debts	$ -	$ -	$ -	$ -	$ -
Fleet	$ -	$ -	$ 1	$ -	$ -
Litigation	$ -	$ -	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -	$ -	$ -
RCF	$ -	$ -	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -	$ -	$ -
SEF	$ -	$ -	$ -	$ -	$ -
Trade & Other	$ 0	$ -	$ 0	$ -	$ -
Potential Reclass - Invalid Admin/Secured/Priority	TBD	TBD	TBD	TBD	TBD
Potential Damage/Rejection Claims	TBD	TBD	TBD	TBD	TBD
Total ex Intercompany	**$ 0**	**$ -**	**$ 1**	**$ -**	**$ -**
Intercompany - Unsecured	$ -	$ 2	$ 20	$ 0	$ 1
Intercompany - Admin	$ -	$ -	$ 1	$ 1	$ 0
Total incl Intercompany	**$ 0**	**$ 2**	**$ 22**	**$ 1**	**$ 1**
Memo: Fleet	$ -	$ -	$ 1	$ -	$ -
Memo: Intercompany Admin					
Intercompany Payables	$ -	$ -	$ 1	$ 1	$ 0
Intercompany Receivables	$ 0	$ 0	$ 0	$ -	$ 0
Intercompany Payables (Receivables), Net	$ (0)	$ (0)	$ 1	$ 1	$ 0

19

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	D5 - Prime Airport Services Inc.	N8 - Prismah Fidelidade Ltda.	B2 - LATAM Travel Chile II S.A.	N8 - Piquero Leasing Limited	F1 - Maintenance Service Experts, LLC
Unsecured	$ 0	$ 0	$ 0	$ -	$ 0
2024/2026 Notes	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Chilean Local Bonds	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
FFP Advance Debts	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Litigation	*$ -*	*$ 0*	*$ -*	*$ -*	*$ 0*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 0*	*$ 0*	*$ 0*	*$ -*	*$ 0*
Potential Reclass - Invalid Admin/Secured/Priority	*TBD*	*TBD*	*TBD*	*TBD*	*TBD*
Potential Damage/Rejection Claims	*TBD*	*TBD*	*TBD*	*TBD*	*TBD*
Total ex Intercompany	**$ 0**	**$ 0**	**$ 0**	**$ 141**	**$ 0**
Intercompany - Unsecured	*$ 11*	*$ 1*	*$ 2*	*$ -*	*$ 0*
Intercompany - Admin	*$ 0*	*$ 0*	*$ 0*	*$ -*	*$ 0*
Total incl Intercompany	**$ 11**	**$ 2**	**$ 2**	**$ 141**	**$ 1**
Memo: Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Memo: Intercompany Admin					
Intercompany Payables	*$ 0*	*$ 0*	*$ 0*	*$ -*	*$ 0*
Intercompany Receivables	*$ 0*	*$ 10*	*$ -*	*$ -*	*$ 0*
Intercompany Payables (Receivables), Net	*$ (0)*	*$ (10)*	*$ 0*	*$ -*	*$ (0)*

20

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	A3 - Technical Training LATAM S.A	N7 - Multiplus Corredora de Seguros Ltda.	W6 - Inversiones Aéreas S.A.	E4 - Holdco Colombia II SpA	F2 - Professional Airline Maintenance Services, LLC
Unsecured	$ 0	$ 0	$ 0	$ -	$ 0
2024/2026 Notes	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Chilean Local Bonds	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
FFP Advance Debts	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Litigation	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Other Short Term Local Debt	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
RCF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SBLCs	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
SEF	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Trade & Other	*$ 0*	*$ 0*	*$ 0*	*$ -*	*$ 0*
Potential Reclass - Invalid Admin/Secured/Priority	*TBD*	*TBD*	*TBD*	*TBD*	*TBD*
Potential Damage/Rejection Claims	*TBD*	*TBD*	*TBD*	*TBD*	*TBD*
Total ex Intercompany	**$ 0**	**$ 0**	**$ 0**	**$ -**	**$ 0**
Intercompany - Unsecured	*$ 0*	*$ 0*	*$ 88*	*$ -*	*$ 1*
Intercompany - Admin	*$ 0*	*$ -*	*$ 0*	*$ -*	*$ 1*
Total incl Intercompany	**$ 0**	**$ 0**	**$ 88**	**$ -**	**$ 2**
Memo: Fleet	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Memo: Intercompany Admin					
Intercompany Payables	*$ 0*	*$ -*	*$ 0*	*$ -*	*$ 1*
Intercompany Receivables	*$ 0*	*$ 0*	*$ -*	*$ -*	*$ 1*
Intercompany Payables (Receivables), Net	*$ (0)*	*$ (0)*	*$ 0*	*$ -*	*$ (1)*

21

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): Low Estimate

Low Estimate	W0 - Inversiones Lan S.A.	E5 - Holdco Colombia I SpA	E2 - Holdco Ecuador S.A.
Unsecured	$ -	$ -	$ -
2024/2026 Notes	$ -	$ -	$ -
Chilean Local Bonds	$ -	$ -	$ -
FFP Advance Debts	$ -	$ -	$ -
Fleet	$ -	$ -	$ -
Litigation	$ -	$ -	$ -
Other Short Term Local Debt	$ -	$ -	$ -
RCF	$ -	$ -	$ -
SBLCs	$ -	$ -	$ -
SEF	$ -	$ -	$ -
Trade & Other	$ -	$ -	$ -
Potential Reclass - Invalid Admin/Secured/Priority	TBD	TBD	TBD
Potential Damage/Rejection Claims	TBD	TBD	TBD
Total ex Intercompany	**$ -**	**$ -**	**$ -**
Intercompany - Unsecured	$ -	$ -	$ 14
Intercompany - Admin	$ 0	$ -	$ 0
Total incl Intercompany	**$ 0**	**$ -**	**$ 14**
Memo: Fleet	$ -	$ -	$ -
Memo: Intercompany Admin			
Intercompany Payables	$ 0	$ -	$ 0
Intercompany Receivables	$ -	$ -	$ 0
Intercompany Payables (Receivables), Net	$ 0	$ -	$ (0)

22

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): High Estimate

High Estimate	Total with Multi-Debtor Claims	Total ex Multi-Debtor Claims	LA - LATAM Airlines Group S.A.	JJ - TAM Linhas Aereas S.A.	TF - LATAM Finance LTD	TI - Peuco Finance Ltd.	W1 - Lan Pax Group S.A.
Admin	$ 100	$ 87	$ 78	$ 18	$ -	$ -	$ -
Secured	$ 3,732	$ 1,150	$ 1,075	$ 689	$ -	$ -	$ -
Priority	$ 15	$ 12	$ 7	$ 1	$ -	$ -	$ 1
Unsecured	$ 10,682	$ 8,674	$ 7,920	$ 783	$ 1,519	$ -	$ 0
Total ex Intercompany	**$ 14,529**	**$ 9,924**	**$ 9,080**	**$ 1,490**	**$ 1,519**	**$ -**	**$ 1**
Intercompany - Unsecured	*$ 5,303*	*$ 5,303*	*$ 1,304*	*$ 93*	*$ -*	*$ 1,308*	*$ 1,251*
Intercompany - Admin	*$ 771*	*$ 771*	*$ 37*	*$ 201*	*$ 0*	*$ 0*	*$ 0*
Total incl Intercompany	**$ 20,603**	**$ 15,997**	**$ 10,420**	**$ 1,784**	**$ 1,519**	**$ 1,308**	**$ 1,252**
*Memo: Fleet**	*$ 3,775*	*$ 3,775*	*$ 3,775*	*$ -*	*$ -*	*$ -*	*$ -*
Memo: Intercompany Admin							
Intercompany Payables	*$ 771*	*$ 771*	*$ 37*	*$ 201*	*$ 0*	*$ 0*	*$ 0*
Intercompany Receivables	*$ 763*	*$ 763*	*$ 468*	*$ 58*	*$ -*	*$ 0*	*$ 5*
Intercompany Payables (Receivables), Net	*$ 8*	*$ 8*	*$ (432)*	*$ 143*	*$ 0*	*$ (0)*	*$ (4)*

High Estimate	UC - Lan Cargo S.A.	LP - Latam Airlines Peru S.A.	4C - Aerovias de Integracion Regional S.A. (Aires S.A.)	LU - Transporte Aereo S.A.	CC - Connecta Corporation	M3 - Aerolinhas Brasileiras S.A.	C1 - Linea Aerea Carguera de Colombia SA
Admin	$ 1	$ 1	$ 0	$ 0	$ -	$ 1	$ 1
Secured	$ 614	$ 3	$ 0	$ 603	$ 603	$ 0	$ -
Priority	$ 0	$ 1	$ 1	$ 1	$ 0	$ 0	$ 1
Unsecured	$ 37	$ 258	$ 101	$ 4	$ 0	$ 11	$ 14
Total ex Intercompany	**$ 653**	**$ 263**	**$ 102**	**$ 609**	**$ 604**	**$ 11**	**$ 15**
Intercompany - Unsecured	*$ 458*	*$ 287*	*$ 3*	*$ 261*	*$ 0*	*$ 48*	*$ 25*
Intercompany - Admin	*$ 66*	*$ 139*	*$ 46*	*$ 74*	*$ 18*	*$ 77*	*$ 36*
Total incl Intercompany	**$ 1,177**	**$ 689**	**$ 151**	**$ 945**	**$ 622**	**$ 136**	**$ 76**
*Memo: Fleet**	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Memo: Intercompany Admin							
Intercompany Payables	*$ 66*	*$ 139*	*$ 46*	*$ 74*	*$ 18*	*$ 77*	*$ 36*
Intercompany Receivables	*$ 92*	*$ 2*	*$ 15*	*$ 8*	*$ 1*	*$ 20*	*$ 24*
Intercompany Payables (Receivables), Net	*$ (26)*	*$ 137*	*$ 31*	*$ 67*	*$ 18*	*$ 57*	*$ 12*

*The high fleet value is still being analyzed on an entity level basis and, as such, is shown at LATAM Airlines Group, S.A.

23

HIGHLY CONFIDENTIAL Claims Estimates Aggregate Claims Estimates (as of July 2021): High Estimate High Estimate PA - Professional Airline Services, Inc. N3 - TP Franchising Ltda. E3 - Holdco I S.A. LA - Lan Cargo Inversiones S.A. X0 - Lan Cargo Overseas Ltd X3 - Mas Investment Limited D5 - Prime Airport Services Inc. Admin Secured Priority U n s e cu r ed $ - $ - $ 0 $ 1 $ - $ - $ - $ 0 $ - $ - $ - $ - $ - $ - $ - $ 0 $ - $ - $ - $ - $ - $ - $ - $ - $ - $ - $ 0 $ 0 Total ex Intercompany Intercompany - Unsecured Intercompany - Admin $ 1 $ 28 $ 25 $ 0 $ - $ - $ - $ 2 $ - $ 0 $ 20 $ 1 $ - $ 0 $ 1 $ - $ 1 $ 0 $ 0 $ 11 $ 0 Total incl Intercompany $ 53 $ 0 $ 2 $ 21 $ 1 $ 1 $ 11 $ - $ - $ - $ - $ - $ - $ - Memo: Fleet* Memo: Intercompany Admin Intercompany Payables Intercompany Receivables Intercompany Payables (Receivables), Net $ 25 $ 27 $ (2) $ - $ 0 $ (0) $ - $ 0 $ (0) $ 1 $ 0 $ 1 $ 1 $ - $ 1 $ 0 $ 0 $ 0 $ 0 $ 0 $ (0) 24 *The high fleet value is still being analyzed on an entity level basis and, as such, is shown at LATAM Airlines Group, S.A.

Claims Estimates

HIGHLY CONFIDENTIAL

LATAM

Aggregate Claims Estimates (as of July 2021): High Estimate

High Estimate	N8 - Prismah Fidelidade Ltda.	B2 - LATAM Travel Chile II S.A.	N8 - Piquero Leasing Limited	F1 - Maintenance Service Experts, LLC	A3 - Technical Training LATAM S.A	N7 - Multiplus Corredora de Seguros Ltda.	W6 - Inversiones Aéreas S.A.
Admin	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Secured	$ -	$ -	$ 141	$ -	$ -	$ -	$ -
Priority	$ -	$ -	$ -	$ 0	$ 0	$ -	$ -
Unsecured	$ 0	$ 0	$ -	$ 0	$ 0	$ 0	$ 0
Total ex Intercompany	**$ 0**	**$ 0**	**$ 141**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Intercompany - Unsecured	*$ 1*	*$ 2*	*$ -*	*$ 0*	*$ 0*	*$ 0*	*$ 88*
Intercompany - Admin	*$ 0*	*$ 0*	*$ -*	*$ 0*	*$ 0*	*$ -*	*$ 0*
Total incl Intercompany	**$ 2**	**$ 2**	**$ 141**	**$ 1**	**$ 0**	**$ 0**	**$ 88**
*Memo: Fleet**	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Memo: Intercompany Admin							
Intercompany Payables	*$ 0*	*$ 0*	*$ -*	*$ 0*	*$ 0*	*$ -*	*$ 0*
Intercompany Receivables	*$ 10*	*$ -*	*$ -*	*$ 0*	*$ 0*	*$ 0*	*$ -*
Intercompany Payables (Receivables), Net	*$ (10)*	*$ 0*	*$ -*	*$ (0)*	*$ (0)*	*$ (0)*	*$ 0*

High Estimate	E4 - Holdco Colombia II SpA	F2 - Professional Airline Maintenance Services, LLC	W0 - Inversiones Lan S.A.	E5 - Holdco Colombia I SpA	E2 - Holdco Ecuador S.A.
Admin	$ -	$ -	$ -	$ -	$ -
Secured	$ -	$ -	$ -	$ -	$ -
Priority	$ -	$ -	$ -	$ -	$ -
Unsecured	$ -	$ 0	$ -	$ -	$ -
Total ex Intercompany	**$ -**	**$ 0**	**$ -**	**$ -**	**$ -**
Intercompany - Unsecured	*$ -*	*$ 1*	*$ -*	*$ -*	*$ 14*
Intercompany - Admin	*$ -*	*$ 1*	*$ 0*	*$ -*	*$ 0*
Total incl Intercompany	**$ -**	**$ 2**	**$ 0**	**$ -**	**$ 14**
*Memo: Fleet**	*$ -*	*$ -*	*$ -*	*$ -*	*$ -*
Memo: Intercompany Admin					
Intercompany Payables	*$ -*	*$ 1*	*$ 0*	*$ -*	*$ 0*
Intercompany Receivables	*$ -*	*$ 1*	*$ -*	*$ -*	*$ 0*
Intercompany Payables (Receivables), Net	*$ -*	*$ (1)*	*$ 0*	*$ -*	*$ (0)*

*The high fleet value is still being analyzed on an entity level basis and, as such, is shown at LATAM Airlines Group, S.A.

25